EXHIBIT 97.1

KB HOME
Compensation Recovery Policy
Scope
If KB Home (“Company”) is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws, the Company shall recover in accordance with New York Stock Exchange listing standard Section 303A.14 (and any successor listing standard, “Listing Standard”) the amount of erroneously awarded incentive-based compensation an executive officer received. The Company will not indemnify a current or former executive officer against the loss of incentive-based compensation recovered under this policy.
The terms “incentive-based compensation,” “executive officer,” and “received” have the respective meanings given them in the Listing Standard. For purposes of this policy, an applicable “accounting restatement” and the “amount of erroneously awarded incentive compensation” will each be determined pursuant to the terms of the Listing Standard.
Exceptions
This policy’s recovery provisions shall not apply if the Company does not have securities listed on a national securities exchange or a national securities association, and as provided under the Listing Standard.
Recovery Processes
The Board of Directors (“Board”), or designated Board committee, may, in its discretion, determine the method or methods by which erroneously awarded incentive-based compensation is recovered pursuant to this policy. Without limiting the foregoing, recovery may extend to include any compensation an executive officer is or becomes entitled to receive from the Company while this policy is in effect.
General Provisions and Amendment
Nothing in this policy is intended to limit (i) the Company’s right to recover compensation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or other applicable law, or any rights or remedies available to the Company under law, equity, contract or otherwise, (ii) the Board’s (or any designated Board committee’s) authority under any plan, policy, contract or arrangement relating to an executive officer’s compensation, or (iii) the Board’s (or any designated Board committee’s) exercise of discretion with respect to the payment, termination or cancellation of any such compensation prior to it being earned or vested. The Board (or a designated Board committee) may amend this policy from time to time, including pursuant to rules and regulations the Securities and Exchange Commission or New York Stock Exchange may issue, and any such amendment may be adopted with retroactive effect. Effective as of October 2, 2023, this policy replaces in its entirety the KB Home Claw-Back Policy the Board adopted January 25, 2018, provided the KB Home Claw-Back Policy will, subject to its terms, apply to periods prior to October 2, 2023.